Joulez, Inc. (the "Company") a South Dakota Corporation

Financial Statements and
Independent Auditor's Report

Short-Year ended December 31, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Joulez, Inc.

We have audited the accompanying balance sheet of Joulez, Inc. as of December 31, 2021, and the related statements of income, stockholder's equity, and cash flows for the short-year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Joulez, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the short-year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern, which is often the case with early-stage companies. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 15, 2022

Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2021
ASSETS	
Current Assets	
Cash and Cash Equivalents	35,792
Accounts Receivable	9,424
Prepaid Expenses	1,493
Other	7,999
Total Current Assets	54,709
Non-current Assets	
Vehicles, net of Accumulated Depreciation	146,187
Total Non-Current Assets	146,187
TOTAL ASSETS	200,896
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	11,870
Due to Related Party	3,908
Accrued Interest	27
Total Current Liabilities	15,805
Long-term Liabilities	
Advances from Shareholder	2,750
Note Payable	49,600
Note Payable - Related Party	53,316
Total Long-Term Liabilities	105,666
TOTAL LIABILITIES	121,471
EQUITY	
Additional Paid in Capital	122,530
Accumulated Deficit	(43,106)
Total Equity	79,424
TOTAL LIABILITIES AND EQUITY	200,896

Statement of Operations

	Short-Year Ended December 31, 2021
Revenue	8,382
Cost of Revenue	1,163
Gross Profit	7,219
Operating Expenses	
Advertising and Marketing	15,303
General and Administrative	30,874
Rent and Lease	652
Depreciation of Revenue-generating Vehicles	5,975
Total Operating Expenses	52,804
Operating Income (loss)	(45,585)
Other Income	
Interest Income	-
Other	5,150
Total Other Income	5,150
Other Expense	
Interest Expense	2,248
Other	423
Total Other Expense	2,671
Provision for Income Tax	-
Net Income (loss)	(43,106)

Statement of Cash Flows

	Short-Year Ended December 31, 2021
OPERATING ACTIVITIES	
Net Income (Loss)	(43,106)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	5,975
Accounts Payable	15,778
Accounts Receivable	(9,424)
Prepaid Expenses	(1,493)
Accrued Interest	27
Other	(7,999)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,864
Net Cash provided by (used in) Operating Activities	(40,242)
INVESTING ACTIVITIES	
Vehicles	(152,163)
Net Cash provided by (used by) Investing Activities	(152,163)
FINANCING ACTIVITIES	
Issuance of Common Stock	122,330
Issuance of Preferred Stock	200
Shareholder Advances	2,750
Note Payable	49,600
Note Payable - Related Party	53,316
Net Cash provided by (used in) Financing Activities	228,196
Cash at the beginning of period	-
Net Cash increase (decrease) for period	35,792
Cash at end of period	35,792

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Ending Balance 5/24/2021 (Inception)	-	-	20,000,000	-	200	-	200
Issuance of Common Stock	289,337	-	-	-	122,330	-	122,330
Additional Paid in Capital	-	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(43,106)	(43,106)
Ending Balance 12/31/2021	289,337	-	20,000,000	-	122,530	(43,106)	79,424

Joulez, Inc.
Notes to the Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Joulez, Inc. (“the Company”) was formed in South Dakota on May 24th, 2021. The Company plans to earn revenue by renting Electric Vehicles to consumers and providing various ancillary services connected with renting EVs. The Company's headquarters is in Bronx, NY. The Company's customers will rent from locations within the United States.

The Company completed a StartEngine Reg CF campaign in March 2022 and will conduct an additional crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of Vehicles and related services. Revenue is recognized at the time of vehicle pickup or service delivery with performance obligations being satisfied over the rental period which is short-term in nature. Payment is made in full up-front and will include a credit card deposit hold for losses and damage. Refunds may be issued if a customer returns a vehicle early. There may be additional charges for tolling or vehicle charging.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Vehicles	5	152,163	5,975	-	146,187
Grand Total	**-**	**152,163**	**5,975**	**-**	**146,187**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Other Income

In 2021, the Company received a grant for $5,000.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's founder owns an entity that owns all of the Company's Common Stock. Throughout 2021, this entity paid expenses on the Company's behalf in the amount of $14,000. This payable is due upon demand and had an ending balance of $3,908 as of December 31, 2021.

The Company received advances from a shareholder in the total amount of $2,750 with no short-term payment plans in place. The ending balance of this payable was $2,750 as of December 31, 2021.

In November 2021, the Company entered into a loan agreement for $45,000 with an entity owned by the founder's father. This loan carried an interest rate of 12% and was due upon demand. This loan was secured by one of the Company's electric vehicles and was paid back in full in December 2021. In December 2021, the Company entered into a second loan agreement with the same entity for $55,000 with an interest rate of 9% and maturity date in July 2024. This loan is also secured by one of the Company's electric vehicles and had an ending balance of $53,316 as of December 31, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

In September 2021, the Company entered into an auto loan agreement for $54,763 with an interest rate of 11.59% and maturity date in September 2027. This loan is secured by the one of the Company's electric vehicles and had an ending balance of $49,600 as of December 31, 2021.

Please see "Related Party Transactions" note for more information.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	19,923
2023	21,792
2024	9,649
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 100,000,000 shares of Common Stock with no par value. 289,337 shares were issued and outstanding as of 2021.

Voting: Common Shareholders are entitled to one vote per share.

Dividends: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 100,000,000 shares of Preferred Stock with no par value. 20,000,000 shares were issued and outstanding as of 2021.

Voting: Preferred Shareholders have 1 vote for every share of Common Stock they could own if converted.

Dividends: The holders of Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the Common Shareholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 15, 2022, the date these financial statements were available to be issued.

In January 2022, the Company received an Economic Injury and Disaster Loan (EIDL) grant in the amount of $10,000.

In March 2022, the Company closed its raise with StartEngine and raised $528,514 that has been disbursed, collected as fees by StartEngine or held within Escrow for distribution in the next 2-6 months. There is an additional $84K that was committed to the campaign but has not yet cleared StartEngine, which may or may not ultimately be invested into the Company. Furthermore, the Company has acquired an additional 6 Electric Vehicles in 2022 for its operations as of April 25, 2022.

In April 2022, the Company paid off its auto loan of $54,763 in full.

In 2022, the Company had issued an additional 684,876 shares of Common Stock, bringing the total outstanding number of shares to 974,213 as of April 25, 2022.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses in the few months since inception, may continue to generate losses, and has experienced negative cash flows from operations. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.